Exhibit 99.1


02/CAT/ 10

Not for release or publication in or into Japan, Australia or the Republic of Ireland

Page 1 of 1

FOR IMMEDIATE RELEASE

23.00 GMT 18.00 EST Friday 8 March 2002

For Further Information Contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)-
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20  7950 2800
John Aston, Finance Director           Kevin Smith
Rowena Gardner, Head of Corporate      Graham Herring
Communications                         BMC Communications/The Trout Group (USA)
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)


      Cambridge Antibody Technology announces the share Exchange Ratio for its Offer to Acquire all of the Outstanding Common Shares of Drug
       Royalty Corporation and that it will pay the Top Up Amount and the
                            Additional Top Up Amount
                entirely in Cambridge Antibody Technology Shares


Melbourn, UK and Toronto, Canada... In connection with the outstanding offer to acquire all of the common shares of Drug Royalty Corporation Inc. (TSE:DRI) by Cambridge Antibody Technology Group plc ("CAT") (LSE: CAT; NASDAQ: CATG) through its wholly-owned subsidiary 3982904 Canada Inc. (the "Offeror"), the Offeror hereby announces the determination this afternoon of the CAT Share Exchange Ratio as required by the terms of the Offer. The Offeror further announces that it will pay the Top Up Amount and the Additional Top Up Amount entirely in CAT Shares (or CAT ADSs, if the CAT ADS Option is chosen) and that the Maximum Share Condition in the Offer has therefore been fulfilled.

The CAT Share Exchange Ratio was determined to be 0.095. Taking into account the Top Up Amount and the Additional Top Up Amount, DRC Shareholders will therefore be entitled to receive 0.095 CAT Shares (or CAT ADSs, if the CAT ADS Option is chosen) for each DRC Share tendered to the Offer. Based on today's closing CAT Share price on the London Stock Exchange and on today's pound sterling/Canadian dollar noon exchange rate, as reported by the Bank of Canada, the Offer is equal to C$3.10 per DRC Share. The Offer remains open for acceptance by DRC Shareholders until 9:00 p.m. (EST) on Tuesday March 12, 2002.

CAT and the Offeror have elected not to deliver to DRC an amended Offer in response to DRC's proposed agreement with Inwest Investment Ltd.

The CAT Share Exchange Ratio, Top Up Amount and Additional Top Up Amounts were calculated in accordance with the terms of the Offer contained in the take-over bid circular dated February 1, 2002 (the "Circular"). The terms "Additional Top Up Amount", "CAT ADS", "CAT ADS Option", "CAT Share", "CAT Share Exchange Ratio", "DRC Share", "Maximum Share Condition", "Offer" and "Top Up Amount" used in this press release shall have the meaning ascribed thereto in the Circular.

This announcement is being made pursuant to section 1 of the Offer.


                                     -ENDS-